Mail Stop 4561

September 14, 2009

Robert N. Brisco
Chief Executive Officer
Internet Brands, Inc.
909 North Sepulveda Blvd.
El Segundo, CA 90245

Re: Internet Brands, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 6, 2009
File No. 001-33797

Dear Mr. Brisco:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                    Sincerely,

                                    Stephen Krikorian
                                    Accounting Branch Chief